EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Limelight Networks, Inc. (“Limelight,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Second Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to our Articles of Incorporation and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Shares of Capital Stock
Our authorized capital stock consists of three hundred (300) million shares of common stock, $0.001 par value, and seven million five hundred thousand (7.5) million shares of preferred stock. Our board of directors (the “Board”) may establish the rights and preferences of the preferred stock from time to time. As of January 23, 2020, there were 118,602,673 shares of Limelight common stock issued and outstanding and no shares of Limelight preferred stock issued and outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid, and nonassessable.

Listing
Our common stock is listed and principally traded on The NASDAQ Global Select Market under the symbol “LLNW.”

Voting Rights
Each holder of shares of our common stock is entitled to one (1) vote for each share held of record by such holder on the applicable record date on all matters submitted to a vote of shareholders. Pursuant to our Articles of Incorporation, shareholders do not have the right to vote cumulatively.

Dividend Rights
Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive ratably any dividends as may be declared from time to time by our Board out of funds legally available therefor.

Rights upon Liquidation
Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share ratably, upon any liquidation, dissolution, or winding up of Limelight, in all remaining assets legally available for distribution to shareholders.

Other Rights and Preferences
Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

Transfer Agent and Registrar
American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Certain Anti-Takeover Effects
Certain provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect. These provisions, summarized below, could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board.

Articles of Incorporation and Bylaws

Our Articles of Incorporation and our Bylaws provide for the following:

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Undesignated Preferred Stock. As discussed above, our Board has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

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Stockholder Meetings. Our Articles of Incorporation provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. In addition, our Bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, or our Board. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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Board Classification. Our Board is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. Our classified board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

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No Cumulative Voting. Our Articles of Incorporation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board to influence our Board’s decision regarding a takeover.

Amendment of Articles of Incorporation and Bylaws. The amendment of the above provisions of our charter documents requires approval by holders of at least two-thirds of the voting power of our then outstanding voting stock.